Exhibit 11
Airgas, Inc.
Earnings Per Share Computations
(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
Basic Earnings per Share Computation	2005	2004	2005	2004

Net earnings	$29,622	$22,777	$59,269	$44,893

Basic shares outstanding	76,600	74,700	76,400	74,400

Basic earnings per share	$0.39	$0.30	$0.78	$0.60

	Three Months Ended		Six Months Ended
	September 30,		September 30,
Diluted Earnings per Share Computation	2005	2004 (d)	2005	2004 (d)

Net earnings	$29,622	$22,777	$59,269	$44,893
Plus: Preferred stock dividends (a) (b)	712	—	1,424	—
Plus: Income taxes on earnings of National Welders (c)	161	—	324	—

Net earnings assuming preferred stock conversion	$30,495	$22,777	$61,017	$44,893

Basic shares outstanding	76,600	74,700	76,400	74,400
Incremental shares from assumed conversions:
Stock options and warrants	2,100	1,900	2,000	2,000
Preferred stock of National Welders (a)	2,327	—	2,327	—

Diluted shares outstanding	81,027	76,600	80,727	76,400

Diluted earnings per share	$0.38	$0.30	$0.76	$0.59

(a)	Pursuant to a joint venture agreement between the Company and the holders of the preferred stock of National Welders, between June 6, 2005 and June 30, 2009, the preferred shareholders have the option to exchange their 3.2 million preferred shares of National Welders either for cash at a price of $17.78 per share or to tender them to the joint venture in exchange for approximately 2.3 million shares of Airgas common stock. If Airgas common stock has a market value of $24.45 per share, the stock and cash redemption options are equivalent.

(b)	If the preferred stockholders of National Welders convert their preferred stock to Airgas common stock, the 5% preferred stock dividend, recognized as “Minority interest in earnings of consolidated affiliate,” would no longer be paid to the preferred stockholders, resulting in additional net earnings for Airgas.

(c)	The earnings of National Welders are treated as a deemed dividend to Airgas, net of an 80% dividend exclusion. Upon the assumed conversion of National Welders preferred stock to Airgas common stock, National Welders would become a wholly owned subsidiary of Airgas. As a wholly owned subsidiary, the net earnings of National Welders would not be subject to additional tax at the Airgas level.

(d)	The assumed conversion of National Welders preferred stock to Airgas common stock is not presented because it is anti-dilutive.